Exhibit 99.3

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax : + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tél. : + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tél. : + 33 (0) 1 47 44 45 91

Marie-Isabelle FILLIETTE

Tél. : + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tél. : + 33 (0) 1 47 44 35 86

Damien STEFFAN

Tél. : + 33 (0) 1 41 35 32 24

Laetitia MACCIONI

Tél. : + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tél. : + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tél. : + 33 (0) 1 41 35 22 44

Quentin VIVANT

Tél. : + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tél. : + 33 (0) 1 47 44 76 29

TOTAL S.A.

Share Capital € 5 944 195 400

Registered in Nanterre

RCS 542 051 180

www.total.com

CCP Composites and Polynt Group Combine

to Form the Global No. 3 in Composite Resins

Paris, July 7 2014 — CCP Composites, a Total company specialized in composite resins, and Polynt Group, a provider of intermediate polymers and composites, are planning to combine to create an integrated composite resins producer that will rank number one in Europe and number three globally.

Reflecting its commitment to this alliance, Polynt Group has made a firm offer for CCP Composites. In light of the quality of the offer, it will be presented to the employee representatives concerned, as part of the required information and consultation procedures.

Polynt Group, a leading international provider of chemical solutions, is deploying an ambitious growth strategy that is based on strengthening its positions in Europe and worldwide, through developing activities that are a strategic fit with its own.

“The composite resins business is highly specialized and not integrated with Total’s petrochemicals operations,” commented Patrick Pouyanné, President of Total’s Refining & Chemicals. “In joining a front-ranking global resins player, CCP Composites would be able to consolidate its position, participate to the creation of a global leader, and enjoy new growth opportunities. A combining with Polynt Group, which operates in segments that are a strategic fit with CCP Composites’, would create a top-tier industrial front-runner.”

By combining CCP Composites and Polynt Group, the new organization would be able to capture and capitalize on a number of synergies to cement their leadership:

• Their industrial fit would give them a presence across the whole value chain, from upstream production of raw materials to downstream manufacture of resin-fiber composites.

• Their geographic fit would allow them to cover all leading global markets. Polynt Group and CCP Composites are present in different countries in Europe, with Polynt Group mainly active in Italy and CCP Composites in France.

Polynt Group’s offer for CCP Composites includes clear undertakings to continue operations sustainably and safeguard existing jobs and employee benefits.

The proposed transaction is subject to approval by the relevant antitrust authorities.

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax : + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tél. : + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tél. : + 33 (0) 1 47 44 45 91

Marie-Isabelle FILLIETTE

Tél. : + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tél. : + 33 (0) 1 47 44 35 86

Damien STEFFAN

Tél. : + 33 (0) 1 41 35 32 24

Laetitia MACCIONI

Tél. : + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tél. : + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tél. : + 33 (0) 1 41 35 22 44

Quentin VIVANT

Tél. : + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tél. : + 33 (0) 1 47 44 76 29

TOTAL S.A.

Share Capital € 5 944 195 400

Registered in Nanterre

RCS 542 051 180

www.total.com

About CCP Composites

A Total company, CCP Composites manufactures unsaturated polyester resins, gelcoats, vinyl ester and other derivatives and distributes products and services to the composites industry.

Its products are used in a very wide range of applications, such as boat hulls, panels for refrigerated trucks, swimming pools and shower trays.

The company has 800 employees at 26 production sites worldwide (Australia, Brazil, Canada, France, Malaysia, South Korea, Spain, the United Kingdom and the United States).

CCP Composites has 220 employees in France, mainly based at the Drocourt plant in northern France.

CCP Composites reported revenue of $560 million in 2013.

About Polynt Group

Polynt is a leading provider of intermediate polymers and composites.

Among its broad range of products, unsaturated polyester resins (UPR) are its main growth driver.

For more than 60 years, Polynt has been a European leader in composites, materials that are used to convert maleic and phthalic anhydride feedstock into UPRs and semi-finished products, such as sheet molding compounds/bulk molding compounds (SMC/BMC).

The company has 1,500 employees in 7 European countries (primarily Italy), China and the United States.

Polynt has a robust balance sheet thanks to the backing of shareholder Invest Industrial.

Polynt reported revenue of $1.1 billion in 2013.

* * * * *

Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 98,800 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com